UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

EXTRA SPACE STORAGE INC.

EXTRA SPACE STORAGE LP

(Names of Subject Companies)

Extra Space Storage LP, as Issuer, and Extra Space Storage Inc., as Guarantor

(Names of Filing Persons (identifying status as offeror, issuer or other person))

3.125% Exchangeable Senior Notes due 2035

(Title of Class of Securities)

30225VAD9

(CUSIP Number of Class of Securities)

Joseph D. Margolis

Chief Executive Officer

2795 East Cottonwood Parkway, Suite 300

Salt Lake City, Utah 84121

(801) 365-4600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Craig M. Garner, Esq.

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

(858) 523-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$575,000,000.00	$74,635.00

*

Calculated solely for purposes of determining the filing fee. The purchase price of the 3.125% Exchangeable Senior Notes due 2035 (the “Notes”), as described herein, is 100% of the principal amount of the Notes. As of August 20, 2020, there was $575,000,000.00 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $575,000,000.00.

**

Previously paid. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $129.80 for each $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $74,635.00	Filing Parties: Extra Space Storage LP and Extra Space Storage Inc.
Form or Registration No.: Schedule TO	Date Filed: August 21, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 amends the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 21, 2020 (the “Original Schedule TO”) and Amendment No. 1 to the Original Schedule TO filed with the Securities and Exchange Commission on September 14, 2020 (collectively, the “Schedule TO”), by Extra Space Storage LP, a Delaware limited partnership (the “Company”), and Extra Space Storage Inc., a Maryland corporation (the “Guarantor”). This Amendment No. 2 and the Schedule TO relate to the right of each holder (the “Holder”) of the Company’s 3.125% Exchangeable Senior Notes due 2035 (the “Notes”) to sell, and the obligation of the Company to purchase, the Notes, as set forth in the Company’s Issuer Repurchase Notice to Holders of 3.125% Exchangeable Senior Notes due 2035, dated August 21, 2020, filed as an exhibit to the Schedule TO (as amended or supplemented from time to time, the “Put Option”). This Amendment No. 2 constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The Put Option expired at 5:00 p.m., New York City time, on Tuesday, September 29, 2020. Based on final information provided to the Company by Wells Fargo Bank, N.A., the trustee and paying agent, no Notes were tendered and accepted for purchase in the Put Option.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Issuer Repurchase Notice to Holders of 3.125% Exchangeable Senior Notes due 2035, dated August 21, 2020, including form of Repurchase Notice and form of Withdrawal Notice (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed on August 21, 2020).

(a)(1)(B)	IRS Form W-9 (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed on August 21, 2020).

(a)(1)(C)	Form of Selling Securityholder Notice and Questionnaire (incorporated by reference to Exhibit (a)(1)(C) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on September 14, 2020).

(b)(1)	Amended and Restated Credit Agreement, dated as of December 7, 2018, by and among Extra Space Storage Inc., Extra Space Storage LP, U.S. Bank National Association, as administrative agent, certain other financial institutions acting as syndication agents, documentation agents and lead arrangers and book runners, and certain lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 10, 2018).

(b)(2)	Amendment No. 1, dated as of July 1, 2019, to the Amended and Restated Credit Agreement, dated as of December 7, 2018, by and among Extra Space Storage Inc., Extra Space Storage LP, U.S. Bank National Association, as administrative agent, certain other financial institutions acting as syndication agents, documentation agents and lead arrangers and book runners, and certain lenders party thereto (incorporated by reference to Exhibit 10.1 of Form 8-K filed on July 8, 2019).

(b)(3)	Amendment No. 2, dated as of December 20, 2019, to the Amended and Restated Credit Agreement, dated as of December 7, 2018, by and among Extra Space Storage Inc., Extra Space Storage LP, U.S. Bank National Association, as administrative agent, certain other financial institutions acting as syndication agents, documentation agents and lead arrangers and book runners, and certain lenders party thereto (incorporated by reference to Exhibit (b)(3) to the Tender Offer Statement on Schedule TO filed on August 21, 2020).

(b)(4)	Credit Agreement, dated as of June 17, 2020, by and among Extra Space Storage Inc., Extra Space Storage LP, U.S. Bank National Association, as administrative agent, certain other financial institutions acting as documentation agents and lead arrangers and book runners, and certain lenders party thereto (incorporated by reference to Exhibit (b)(4) to the Tender Offer Statement on Schedule TO filed on August 21, 2020).

(d)(1)	Indenture, dated September 21, 2015, among Extra Space Storage LP, as issuer, Extra Space Storage Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, including the form of 3.125% Exchangeable Senior Notes due 2035 and the form of guarantee (incorporated by reference to Exhibit 4.1 of Form 8-K filed on September 21, 2015).

(g)	None.

(h)	None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2020	EXTRA SPACE STORAGE INC.

	By:	/s/ Gwyn G. McNeal
	Name: Title:	Gwyn G. McNeal Executive Vice President and Chief Legal Officer

EXTRA SPACE STORAGE LP

	By:	ESS Holdings Business Trust I,
its General Partner

	By:	/s/ Gwyn G. McNeal
	Name: Title:	Gwyn G. McNeal Trustee